SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 - State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

EXTRAORDINARY GENERAL MEETING

FINAL CONDENSED VOTING MAP

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and trades energy, discloses, pursuant to CVM Resolution 81/22, hereby discloses the Extraordinary General Meeting that consolidates the votes cast at the Annual General Meeting held on this date.

Curitiba, December 18, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

Process Number	5722

Meeting Date	12/18/2023 14:00h

Type of Assembly	GM - General Metting

TYPE OF RESOLUTION		APPROVE	REJECT	ABSTAIN	TOTAL
Undoing of the program sponsored by the Company of depositary receipts (Units)		615,169,258	16,996	17,273	615,203,527
Authorization for the directors to carry out all the acts that may be necessary for the undoing of the Units Program		615,168,353	16,870	18,260	615,203,483
Supplementation of the compensation of Directors, Members of the Supervisory Board and Members of Statutory Committees for 2023		460,856,195	151,878,401	2,468,765	615,203,361

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 18, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.